UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)

Waste Management, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

94106L109

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_____________June 18, 2008______________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.

1.	NAMES OF REPORTING PERSONS Riofisa Holding, S.L. I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 32,653,680
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 32,653,680
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,653,680
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.65%
12.	TYPE OF REPORTING PERSON* OO

Item 1.

(a)	Name of Issuer:

Waste Management, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1001 Fannin Street
Suite 4000
Houston, Texas 77002

Item 2.

(a)	Name of person filing:

Riofisa Holding, S.L.

(b)	Address or principal business office or, if none, residence:

Arbea Campus Empresarial

Edificio 5

Carretera de Fuencarral a Alcobendas M 603

Km 3’800 Alcobendas (Madrid)

Spain

(c)	Citizenship or place of organization:

Spain

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

94106L109

Item 3.   If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act.

(b)	Bank as defined in section 3(a)(6) of the Act.

(c)	Insurance company as defined in section 3(a)(19) of the Act.

(d)	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box:

Item 4.	Ownership.

(a)	Amount beneficially owned: 32,653,680 shares

(b)	Percent of class: 6.65%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 32,653,680
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: 32,653,680
(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 30, 2008.

Riofisa Holding, S.L.

By: /s/ Oscar Merino

Oscar Merino, Secretary